[Letterhead of Sullivan & Cromwell LLP]

November 17, 2004

Ms. Pamela Ann Long,
   Assistant Director,
      Division of Corporation Finance,
         Securities and Exchange Commission,
            450 Fifth Street, NW,
               Washington, DC 20549.

Re:	Novelis Inc. Registration Statement on Form 10 File No. 001-32312

Dear Ms. Long:

     On behalf of our client, Alcan Inc. (“Alcan”), and Novelis Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated October 29, 2004, relating to the registration statement on Form 10 (File No. 001-32312) (the “Registration Statement”) filed by the Company on September 28, 2004. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.

     Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

Information Not Included in Information Statement

Item 10: Recent Sales of Unregistered Securities; page II-3

1.	Item 10 suggests that Novelis will offer shares to Alcan’s stockholders without registration in reliance on Section 4(2). We believe you intend to refer here to the Novelis shares to be distributed by Alcan to its shareholders. If that is true, please revise this statement to remove the implication that Novelis is offering shares to the Alcan shareholders. Please also remove the reference to Section 4(2), since it appears that you are relying on SLAB 4 to make this distribution without registration under the Securities Act. Distributions meeting

Ms. Pamela Ann Long

the conditions in that SLAB are not considered to be sales. Otherwise, please advise what this statement is intended to mean.

     Item 10 describes the initial issuance of Company shares upon its formation, not the exchange through which the Company’s shares will be distributed to Alcan shareholders pursuant to a Canadian plan of arrangement. The proposed plan of arrangement under section 192 of the Canada Business Corporations Act would effect the spin-off of the Company through several exchanges of securities between Alcan, the Company, Arcustarget Inc. (“Arcustarget”) (the intermediate holding company in which the assets to be contributed to the Company will reside prior to the effective date of the plan of arrangement) and Alcan shareholders. These transactions will take place on the effective date of the plan of arrangement and are designed to permit favorable tax treatment of the spin-off both to Alcan and to its shareholders. The plan of arrangement is subject to approval of a Canadian court of competent jurisdiction that will, among other things, conduct a hearing as to the fairness of the terms and conditions of the plan of arrangement at which all persons to whom it is proposed to issue securities in the reorganization transactions will have the right to appear. The various exchanges of securities, which will be described in Alcan management’s proxy circular which will be filed as Exhibit 99.2 to the Registration Statement, can be summarized as follows:

•	Alcan will, prior to or concurrently with the plan of arrangement, transfer the rolled products operating and other assets and liabilities to be spun-off with the Company to Arcustarget.

•	On the effective date, Alcan’s articles of incorporation will be amended to create an unlimited number of Alcan Class A Common Shares and an unlimited number of Alcan Special Shares.

•	Each Alcan Common Share outstanding on the effective date will be exchanged for one new Alcan Class A Common Share and one Alcan Special Share. In connection with this exchange no other consideration will be received by any holder of such Alcan Common Shares.

•	Each outstanding Alcan Special Share will be transferred by the holder thereof to the Company in exchange for the issuance by the Company to such holder of Company Common Shares.

•	Alcan’s articles of incorporation will be amended by deleting the Alcan Special Shares and the Alcan Common Shares from the share capital which Alcan is authorized to issue and to redesignate the Alcan Class A Common Shares as common shares.

Ms. Pamela Ann Long

•	Arcustarget will be amalgamated with the Company.

     The Company will rely on Section 4(2) of the Securities Act only with respect to the issuance of its Special Shares to Alcan. The Company has revised Item 10 accordingly. The distribution of Company Common Shares to Alcan shareholders will be exempt from registration under Section 3(a)(10) of the Securities Act as well as the “no sale” principles set forth in Staff Legal Bulletin 4.

Item 99: Information Statement

2.	We note that Alcan’s shareholders will vote on the “reorganization transactions” that will accompany the distribution of Novelis shares to Alcan’s shareholders. Please clarify for us exactly what matters Alcan’s shareholders will vote on. We may have additional comments upon review of your response.

     Alcan shareholders will vote generally on the approval of the arrangement described in the plan of arrangement, the text of which will be set out in Schedule D to Alcan management’s proxy circular referred to above.

     The various exchanges of securities comprise a reorganization of Alcan’s capital and, through the specific exchange of special shares of the Company to Alcan for the common shares of Arcustarget, will result in the effective transfer of the assets to be contributed to the Company. These exchanges of securities, the resulting contribution of assets to the Company, and the effective distribution of common shares of the Company to Alcan shareholders are referred to in the preliminary information statement and the Registration Statement as the reorganization transactions.

Summary; pages 5-9

3.	The disclosure about your market position here and throughout the filing should more clearly convey, if true, that Alcan is the world’s leading producer, etc. of aluminum rolled products, and that Novelis will acquire and run this business after the spin-off. In the risk factors section, please also discuss the possibility that as an independent company that is no longer a part of Alcan’s integrated aluminum business, and that does not have the benefit of Alcan’s reputation and brand identity, you may not be able to maintain these market positions in the future. We note disclosure in risk factors on page 10 and 13, but believe that you should also emphasize the risk to your market position, given that you have included a prominent

Ms. Pamela Ann Long

discussion of Alcan’s market position on the first page of the summary.

     Company market positions are calculated on the basis of 2003 shipments of aluminum rolled products by the operating units to be contributed to the Company in anticipation of the spin-off, except that production from any such facilities that were originally acquired by Alcan as part of Alcan’s acquisition of Pechiney in December 2003 are reflected in the calculation of Pechiney’s 2003 market shares. Company shipment figures include tonnage that historically has been shipped within Alcan for downstream use (e.g., in its foil or packaging operations). For 2003 market share calculations, Alcan has been treated as a separate third party producer shipping from facilities to be retained by Alcan following the spin-off. The basis of presentation of market shares is set out under the heading “Explanatory Information” on pages 3 and 4 of the Amendment.

     Although Alcan may have been the world’s leading producer of aluminum rolled products in 2003, the Company believes that a description of Alcan’s production and market shares on an integrated basis detracts from the description of the Company’s business.

     The Company has revised the language on pages 3, 11 and 14 of the Amendment in response to the Staff’s comment regarding risks with respect to the Company’s market position as a stand-alone entity.

4.	We assume that the measure by which you believe you are the “world’s leading aluminum rolled products producer” is the kilotonnes shipped in 2003. Please revise your disclosure to clarify this. If this statement is based on a different measure, please identify it.

     In response to the Staff’s comment, the Company has revised pages 6, 7, 22, 34 and 66 of the Amendment to clarify that the measure by which the Company believes it is the world’s leading aluminum rolled products producer is shipment volume in 2003.

Risk Factors; page 10

Our agreements with Alcan . . .; page 11

5.	Please clarify, if true, that your agreements with Alcan may not be on terms as favorable to Novelis as it would have been able to negotiate with unaffiliated third parties.

Ms. Pamela Ann Long

     The Company has revised page 12 of the Amendment in response to the Staff’s comment.

Description of Business; page 20

6.	Please consider providing your Internet address within this section. See Reg. S-K, Item 101(e)(3).

     The Company does not currently operate an Internet website but expects that its Internet website will become operational prior to the effectiveness of the Registration Statement. The Company intends to amend the Registration Statement to provide its Internet website address, to the extent its website becomes operational prior to filing the final version of the Registration Statement.

7.	We note that you discuss the global market consumption in each of the principal markets for rolled aluminum products. Please include a cross reference to MD&A for disclosure about what portion of your revenue is derived from sales of products in each of these markets.

     The Company has revised page 25 of the Amendment in response to the Staff’s comment.

Pro Forma Financial Statements; page 57

Pro Forma Balance Sheet; page 58

8.	Please present adjustment (b) separately from adjustment (c) on the face of the pro forma balance sheet.

     The Company has revised page 61 of the Amendment in response to the Staff’s comment.

9.	Adjustment (b) relates to the expectation of recording additional borrowings of $2.6 billion, the swapping of $725 million of 7-year term loans to fixed rate debt at a fixed rate of 6.55% and corresponding debt issuance costs of $62 million. Provide us with a detailed explanation as to how you determined that each of the components of this adjustment were factually supportable as required by paragraph (b)(6) of Rule 11-02 of Regulation S-X.

     The Company supplementally advises the Staff that with respect to adjustment (b), Alcan has received written confirmation from a financial institution that the Company has the capacity to raise the amount of debt and on the terms described in

Ms. Pamela Ann Long

Note (b). Such financial institution also has advised Alcan that based on publicly available mid-market swap spreads, it believes that a $725 million LIBOR plus 2.50% floating rate term loan would swap into a seven-year fixed rate loan of approximately 6.55%. Based on that information as well as the Company’s and its management’s experience and discussions with its financial advisors, the Company believes that the adjustments with respect to new issuances of debt set forth in Note (b) are factually supportable. The Company supplementally advises the Staff that it calculated debt issuance costs of $62 million by reference to estimated underwriting fees (which estimated fees the Company believes to be factually supportable based on its experience as well as advice from various financial institutions) of: (1) 2.50% on the $1.0 billion loan; (2) 1.75% on the $1.6 billion loan; and (3) 1.75% on the $500 million revolving credit facility. As the Company finalizes its financing plans in connection with the separation, it will update the pro forma financial statements; any further adjustments will be based on assumptions that the Company believes to be factually supportable.

10.	Please revise the footnote to adjustment (f) to discuss the extent to which this amount could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of the potential payment.

     In response to the Staff’s comment, the Company has revised Note (f) on page 65 of the Amendment to clarify the calculation of this amount (which pro forma amount will be based on the Company’s historical balance sheet) and that the exact amount will be determined only at the effective date of the reorganization transactions based on the value of Alcan’s net investment at that time in the assets being spun off.

11.	Please revise to present each component of shareholders’ equity separately on the face of the pro forma balance sheet. Similarly revise the capitalization table on page 54.

     The Company has revised pages 57 and 61 of the Amendment in response to the Staff’s comment.

Pro Forma Statements of Income; page 59-60

12.	Please present adjustment (a) separately from adjustment (d) on the faces of the pro forma statements of income. In doing so, please also break out adjustment (d) into two separate adjustments: reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable

Ms. Pamela Ann Long

rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime+x%) of the new debt. Make the appropriate revisions.

     In response to the Staff’s comment, the Company has revised pages 62 through 65 of the Amendment.

13.	Please disclose in the footnote to adjustment (e) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

     The Company has revised page 65 of the Amendment in response to the Staff’s comment.

14.	Please reconcile in footnote (g) between the numerators and denominators used in computing basic and diluted EPS for each period. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

     The Company has revised page 65 of the Amendment in response to the Staff’s comment.

15.	Please disclose in your pro forma and historical financial statements the nature and terms of any management or cost sharing agreements that will be in place subsequent to the spin off and their duration. Please give pro forma effect to any post-spin off management or cost-sharing arrangements in your pro forma financial statements.

     As noted in “Arrangements Between Novelis and Alcan” beginning on page 51 of the Amendment, the Company and Alcan will enter into a transitional services agreement and technical services agreements. Because these agreements will have terms that will be similar to historical intracompany arrangements between Alcan and the rolled products business, the Company believes that any effect of these agreements, and therefore the adjustment in the pro forma financial statements, will be immaterial. The Company has revised pages F-8 and F-55 of the Amendment to include a description of the transitional services agreement and the technical services agreements in the historical financial statements.

Ms. Pamela Ann Long

Management’s Discussion and Analysis; page 62

16.	To the extent that it is reasonably likely that the spinoff or any related transactions or agreements will have a material affect on liquidity, capital resources or results of operations, please discuss them. In this regard, please consider whether your agreement not to compete with Alcan in the sale of aerospace products will have material impact on your business as a whole or any particular segment. Please also consider whether you should elaborate upon any of the matters you have identified under “Risks Related to Separation from Alcan” in MD&A.

     The Company does not believe that the spin-off or any of the related transactions or agreements will have a material effect on its liquidity, capital resources or results of operations, beyond the financing transactions described on pages 60 and 79 of the Amendment. In particular, the Company’s agreement with Alcan not to compete in the aerospace business is not expected to affect either the Company’s business as a whole or any particular segment, as the aluminum rolled products units being contributed to the Company have not historically operated in the aerospace market.

Results of Operations; page 70

17.	It appears that the price of metal and natural gas significantly impacts your overall profitability. Discuss the overall market movements for aluminum and natural gas prices during each period, and address any material changes to these prices that have taken place subsequent to the period end. Refer to Item 303(a)(3)(ii) of Regulation S-K.

     The Company supplementally advises the Staff that as discussed on page 24 and elsewhere in the Amendment, the pricing of most of the Company’s rolled aluminum products consists of two components: a pass-through aluminum price component based on LME market prices and local market premia, plus a “margin over metal” or conversion charge based on the cost to roll the product. As a result, most of the raw material price risk is absorbed by the customer, as discussed on pages 71 and 76 under “Costs and expenses” and page 87 under “Commodity price risk”. As discussed on page 76, however, due to the conversion nature of the Company’s business, the cost-revenue relationship tends to be stable; that is, an increase in cost of sales and operating expenses due to higher LME prices on metal input costs generally is accompanied by a commensurate increase in sales and operating revenues as higher metal costs are passed through to customers. Therefore, while the price of metal can affect sales and costs of sales, there is no significant impact on the Company’s profitability. The Company has,

Ms. Pamela Ann Long

however, added a more detailed discussion of changes in LME 3-month aluminum prices on pages 70 and 75 of the Amendment.

     The Company supplementally advises the Staff that energy, including natural gas, represents only about 3% of cost of sales and as such, market price changes generally do not have a significant impact on profitability. On page 75, energy is listed as one of several items that caused higher costs in 2003.

18.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the increase in sales and operating revenues for the year ended December 31, 2003 compared to the year ended December 31, 2002 was due to higher LME aluminum prices, a shift in product mix, and the weakening of the U.S. dollar against most currencies. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

     The Company has revised pages 70, 75 and 76 of the Amendment in response to the Staff’s comment.

19.	Please separately discuss the business reasons for the changes between periods in the sales and BGP of each of your segments for the six months ended June 30, 2004 and 2003. In addition, where there is more than one reason for a change between periods, please also revise your segment MD&A for the annual periods to quantify the extent to which each reason contributed to the overall change in the segment line item. Please also separately discuss in MD&A the business reasons for the change between periods in the reconciling items excluded from the BGP of your segments.

     In response to the Staff’s comment, the Company has revised page 73 to discuss the business reasons for the changes between periods in the sales and BGP of each of the Company’s segments for the six months ended June 30, 2004 and 2003. The Company respectfully advises the Staff that it has discussed those business reasons for the change between periods June 30, 2004 and 2003 in the reconciling items excluded from the BGP of its segments that it believes to be material in the discussion of “Net Income” on page 70 and in the discussion of “Costs and Expenses” and “Income Taxes” on page 71.

20.	On page 71, you discuss net income for various periods excluding certain items. Thus, these amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these

Ms. Pamela Ann Long

non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as the specified items you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

     The Company has revised page 75 of the Amendment in response to the Staff’s comment.

21.	You present free cash flow. Please disclose all material limitations of the measure. For example, there are some non-discretionary expenditures, such as mandatory debt service requirements, that have not been included in the calculation. For additional guidance, refer to Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

     The Company has revised page 72 of the Amendment in response to the Staff’s comment.

22.	You do not believe that an analysis of historical interest expense is meaningful, as it does not reflect the level of debt financing that your business will assume or incur upon separation from Alcan, nor the associated interest costs. Given the requirements of Item 303 of Regulation S-K, we believe that you should include a discussion of historical interest expense and continue to clarify that the reported financial information is not indicative of future operating results. Refer to Instruction 3 of Item 303(a) of Regulation S-K.

     The Company has revised pages 71 and 76 of the Amendment in response to the Staff’s comment.

23.	Other expense, net of other income, of $21 million in 2002 includes a pre-tax expense of $44 million related to a transfer pricing adjustment. Expand your disclosure to clarify the nature of this transfer pricing adjustment.

     The Company has revised page 77 of the Amendment in response to the Staff’s comment.

Ms. Pamela Ann Long

Income Taxes; page 73

24.	We note your discussion regarding the changes in the effective tax rates of negative 4% in 2001, 57% in 2002 and 25% in 2003. It appears that one of the significant factors for these changes is the recording and release of valuation allowances recorded against deferred tax assets. Please expand your discussion to explain the reasons for the fluctuations in the valuation allowances and recording of deferred tax assets. Refer to Section II.B. of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance dated March 31, 2001.

     The Company has revised page 77 of the Amendment in response to the Staff’s comment.

Liquidity and Capital Resources; page 73

25.	On page 74, you estimate maintenance capital expenditure requirements will be between $100 million and $120 million per annum on an ongoing basis. Clarify whether these costs will be expensed or capitalized.

     The Company has revised page 79 of the Amendment in response to the Staff’s comment. The previous disclosures used the term “maintenance” capital expenditure to convey a minimum level of capital expenditure that the Company expects to incur over the periods described, rather than expenditures for “maintenance” purposes. These capital expenditures are capitalized.

Contractual Obligations; page 75

26.	Please revise your table of contractual cash obligations to include the following:

a. Estimated interest payments on your debt; and

b. Estimated payments under interest rate swap agreements.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

     The Company does not believe that supplementing the table of contractual cash obligations with interest payments and payments under interest rate swap agreements is contemplated by Item 303(a)(5) of Regulation S-K or useful disclosure.

Ms. Pamela Ann Long

Although the Company understands the desire to provide more transparency with respect to cash flow, the Company does not believe that disclosure of projections of interest payments or payments under interest rate swap agreements that will be reflected in the Company’s income statement is appropriate, especially in light of the fact that other similar “ordinary” expenses would not be reflected in the table.

Environment, Health and Safety; page 76

27.	You have recorded an estimated liability of $36 million at June 30, 2004 in deferred credits and other liabilities for undiscounted remaining clean-up costs related to 12 sites. Clarify whether the $36 million included in deferred credits and other liabilities is inclusive of all accruals related to environmental liabilities or solely includes accruals related to clean-up costs. Specifically, clarify whether the restructuring and asset impairment charges of $20 million at June 30, 2004 of which a portion is related to environmental remediation costs (page F-56) is included in the $36 million. Correspondingly, clarify the amounts recorded as of December 31, 2003.

     In response to the Staff’s comment, the Company has revised pages F-20 and F-58 of the Amendment to clarify that the amounts relating to restructuring and asset impairment charges are not included in environmental remediation costs recorded in deferred credits and other liabilities, as the amounts are payable within one year. Environmental liabilities payable within one year are recorded in payables and accrued liabilities.

28.	On page 76 you state that expenses for environmental protection were $57 million for 2003. Note 13 of your financial statements for the year ended December 31, 2003 indicates that $25 million was recorded for environmental provisions for the year ended December 31, 2003. Please clarify your disclosure to describe the difference in these two amounts.

     The Company has revised pages 80 and F-28 of the Amendment in response to the Staff’s comment.

29.	We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operation, or liquidity. For each of the environmental matters included on page 46, provide the detailed disclosures requested for by the SAB Topic 5:Y including the disclosures required by paragraph 9 and 10 of SFAS 5.

Ms. Pamela Ann Long

     The Company has revised pages 48 through 50 of the Amendment in response to the Staff’s comment.

Management: page 89

30.	In your summary compensation table on page 98, please provide the compensation of the named executives for the years ended December 31, 2002, and December 31, 2001 if that information was required to be provided in response to a previous filing. See Regulation S-K Item 402(b)(1); Instruction to Item 402(b).

     The Company supplementally advises the Staff that it has not previously been a reporting company and accordingly has not been previously required to provide compensation information in filings with the SEC.

Description of our Share Capital; page 114

Initial distribution of our common shares; page 116

31.	Please explain how fractional shares will be converted to cash. If you intend to hire an independent agent to combine fractional shares and sell them to provide proceeds to shareholders, please discuss whether the agent will make sales in the open market, whether the agent will have sole discretion to determine when, how, through which broker-dealer and at what price to make sales, and whether the independent agent and the broker-dealers it uses are affiliates of either Alcan or Novelis.

     The Company supplementally advises the Staff that Alcan intends to engage an independent agent to sell aggregated fractional Company Common Shares to which registered holders of Alcan Common Shares would otherwise be entitled.

     It is expected that the same agent will be used to sell the aggregated fractional shares created upon allocation of interests in one or more global Company Common Share certificates issued to The Depository Trust Company’s (“DTC”) nominee (as registered holder of Alcan Common Shares) to beneficial owners within DTC’s custody and clearance facilities. These sales will be initiated upon instructions from DTC as to the number of fractional Company Common Share interests so created. It is expected that all such sales will be done on the open market over the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange by appropriately registered broker dealers.

Ms. Pamela Ann Long

     The Company and Alcan have been advised that the Canadian Depository for Securities (“CDS”), together with the participants within CDS’s custody and clearance system, have internal procedures for the aggregation and sale of fractional interests created upon allocation of interests in global share certificates. It is the Company’s understanding that these procedures will result in the sale by CDS and its participants (or their registered broker-dealer affiliates) of aggregated fractional Company Common Share interests in the open market.

     The proceeds of all sales by Alcan’s independent agent, CDS and its participants, as the case may be, will be remitted to the holders of Alcan Common Shares, whether registered or beneficial owners, in accordance with their respective interests.

     Alcan intends to provide information relating to the sale of fractional shares in the management proxy circular that will be distributed to Alcan shareholders prior to the meeting at which Alcan shareholders will vote on the reorganization transactions.

Financial Statements

Auditor’s Report, page F-2

32.	Please note that we will not clear the Form 10 until the preface is removed and the auditor’s report is finalized.

     The Company notes the Staff’s comment.

Combined Statements of Income, pages F-3 and F-49

33.	Please separately present cost of sales and operating expenses associated with related parties. Refer to Item 2 of Rule 5-03 of Regulation S-X on the face of the income statements.

     The Company has revised pages F-3 and F-50 of the Amendment in response to the Staff’s comment.

34.	Disclose the amount of service revenues and related cost of sales as required by Rules 5-03(b)(1) and (2) of Regulation S-X on the face of the income statements.

     The Company confirms that the amount of its service revenues, which represented less than 10% of total third party and related party revenue in all periods presented, is not material to its accounts and need not be separately disclosed.

Ms. Pamela Ann Long

Combined Statements of Cash Flows, page F-5

35.	Your netting of cash flows related to other assets and other liabilities in your operating activities is not appropriate. Revise to present cash flows related to deferred charges and other assets separately from those related to deferred credits and other liabilities. See SFAS 95.

     The Company has revised pages F-5 and F-53 in response to the Staff’s comment.

Note 1. Nature of Operations, page F-7

36.	The Novelis Group includes the majority of the rolled products business of Alcan together with some of the alumina and primary metal-related businesses in Brazil. Certain plants previously included in Alcan’s rolled products business or plants to manufacture products for the plate and aerospace markets have been excluded. Provide us with a comprehensive explanation as to why you determined it is appropriate to not present financial statements for the entire rolled products business. To the extent applicable, specifically address the provisions of SAB Topic 5:Z:7. In addition, provide us with summarized financial information for the rolled products business operations retained by Alcan for the year ended December 31, 2003 as well as six months ended June 30, 2004.

     The Company has revised pages F-7 and F-54 to describe more fully the businesses to be contributed to the Company and those businesses to be retained by Alcan that may be considered rolled products operations.

     Alcan’s rolled products business did not historically operate under a single management structure. Rather, Alcan historically operated two significant rolled products businesses, which were reported as two separate operating segments (Rolled Products Americas and Asia and Rolled Products Europe).

     In addition, the vast majority of the rolled products assets being retained by Alcan were historically operated by Pechiney prior to Alcan’s acquisition of Pechiney in December 2003 and therefore were not included in Alcan’s “rolled products operations” prior to that date. Certain of these businesses have, subsequent to the acquisition, been operated under “hold separate” obligations under applicable competition and antitrust laws, and have been reported in Alcan’s 2004 interim financial statements as either discontinued operations or as Segregated Businesses (a segment other than rolled products). Additionally, the businesses retained by Alcan, other than those under the “hold separate” obligations, predominately operate in the plate and aerospace end use markets and as such, its customers are distinct from the customers of the business included within the Company.

     For the reasons discussed above, the Company believes that the combined basis of presentation as used was the appropriate approach. In response to the Staff’s request, summarized financial information for the rolled products operations retained by Alcan that were historically included in the Rolled Products Americas and Asia (RPAA) and Rolled Products Europe (RPE) operating segments, for the year ended December 31, 2003 and the six months ended June 30, 2004 are as described below.

Sales and operating revenues — third parties

Year ended December 31, 2003	US$476 million (8% of aggregate RPAA and RPE sales and operating revenues)

Six months ended June 30, 2004	US$228 million (6% of aggregate RPAA and RPE sales and operating revenues)

Business Group Profit

Year ended December 31, 2003	US$68 million (12% of aggregate RPAA and RPE BGP)

Six months ended June 30, 2004	US$34 million (10% of aggregate RPAA and RPE BGP)

Total Assets

As at December 31, 2003	US$488 million (11% of aggregate RPAA and RPE assets)

Ms. Pamela Ann Long

Note 2. Basis of Presentation, page F-7

37.	As required by Question 2 of SAB Topic 1:B, please disclose the estimated amount of expenses that would have been incurred in each of the three years ended December 31, 2003 and the six months ended June 30, 2004 had you been an unaffiliated entity of Alcan or state an estimate is not practicable.

     The Company discusses Alcan’s general corporate expenses allocation to the Company for each of the three years ended December 31, 2003 and the six months ended June 30, 2004 on pages 68, F-8, F-9, F-55 and F-56 of the Amendment as well as the Company’s total head office costs for each of those periods. On page 68 of the Amendment, the Company discusses its estimate of the amount it would need to incur in additional expenses with respect to certain transitional services to be provided to the Company following its separation from Alcan. The Company supplementally advises the Staff that it is not practicable to estimate the amount of expenses the Company would have incurred in each of the three years ended December 31, 2003 and the six months ended June 30, 2004 had the Company been an unaffiliated entity of Alcan in each of those periods.

Note 3. Summary . . . Foreign Currency; page F-10

38.	Given the guidance provided in paragraphs 5 through 8 of SFAS 52, tell us how you determined it is appropriate to use the U.S. Dollar as the functional currency for Canada and other non-US countries.

     The majority of the non-U.S. operations to be contributed to the Company in anticipation of the spin-off use their local currency as the functional currency, except for operations located in Canada and Brazil, which use the U.S. dollar as their functional currency.

Ms. Pamela Ann Long

     SFAS 52.5 indicates that an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. The Company has concluded that the operations in both Canada and Brazil primarily generate and expend cash in U.S. dollars applying the salient economic factors described in Appendix A of SFAS 52. As a result, the Company has determined it appropriate to use the U.S. dollar as the functional currency for these operations.

     The Company uses the U.S. dollar as the functional currency for the Canadian operations for the following reasons (based on the salient economic factors in Appendix A of SFAS 52):

     1.     Sales market indicators — The vast majority (100% with respect to the operations in Saguenay, Quebec and Kingston, Ontario, and approximately 60% with respect to the operations in Toronto, Ontario) of sales are to the U.S. and are transacted in the U.S. dollar.

     2.     Expense indicators — One of the most significant cash expenditures is for the purchase of aluminum, which is a U.S. dollar denominated commodity.

     3.     Financing indicators — 100% of the long-term financing is obtained from Alcan and is denominated in the U.S. dollar.

     The Company uses the U.S. dollar as the functional currency for the Brazilian subsidiaries for the following reasons (based on the salient economic factors in Appendix A of SFAS 52):

     1.     Sales price indicators — Sales prices for these entities’ products are primarily responsive on a short-term basis to changes in exchange rates. A majority of the sales contracts are quoted and negotiated in the U.S. dollar.

     2.     Financing indicators — 100% of the long-term financing is denominated in the U.S. dollar.

Ms. Pamela Ann Long

Note 3. Summary . . . Commodity Contracts; page F-11

39.	Please disclose why no amounts appear in your accumulated other comprehensive income (loss) balance sheet line item or your comprehensive income (loss) any period presented related to contracts designated as cash flow hedges.

     The Company supplementally advises the Staff that no amounts appear in Accumulated other comprehensive income (loss) or Comprehensive income (loss) in any period presented because there were no derivative contracts designated as cash flow hedges during the periods reported. All contracts have been recorded at fair value on the balance sheet and changes in fair value have been recorded in Other expenses (income) – net. Note 3 – Summary of Significant Accounting Policies, details the accounting policies for both commodity contracts designated as hedges as well as those not qualifying or designated as hedges and accordingly addresses the situation where derivative contracts be designated as hedges during an interim reporting period.

Note 3. Summary . . . Inventories: page F-11

40.	Disclose the actual and estimated amount of general and administrative costs remaining in inventory at each balance sheet date as well as the aggregate amount of general and administrative costs incurred in each period presented. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

     The Company supplementally advises the Staff that general and administrative costs are not allocated to the Company’s inventory. As noted on page F-12 of the Amendment, manufacturing overhead costs are allocated to inventory. These costs include salaries of non-production employees, support services and depreciation.

Note 3. Summary . . . Environmental Costs and Liabilities; page F-12

41.	You state that environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Confirm to us that you do not have asset retirement obligations or provide the disclosures required by paragraph 22 of SFAS 143.

     The Company supplementally advises the Staff that there are no asset retirement obligations related to the entities included in the Company.

Ms. Pamela Ann Long

Note 12. Sales of Receivables; page F-26

42.	Provided all of the disclosures required by paragraph 17 of SFAS 140 including the gain or loss recorded from the sale of receivables and cash flows between you and Alcan related to the sale of receivables. In addition, tell us whether the cash flows associated with the sale of receivables is included in the operating, financing, or investing category on the statement of cash flows.

     As disclosed in Note 3 – Summary of Significant Accounting Policies – Sale of Receivables, although the Company retains servicing rights which constitute retained interests in the sold receivables, no servicing asset or liability is recognized in financial statements as the fees received reflect the fair value of the cost of servicing the receivables. As such, the Company believes that only paragraphs 17(f)(2) and 17(f)(4) of Statement on Financial Accounting Standards No. 140 (“SFAS 140”), relating to the characteristics of the securitization and the cash flows between Alcan and the Company, respectively, are applicable.

     Paragraph 17(f)(2) of SFAS 140 requires a description of the characteristics of the securitization (a description of the transferor’s continuing involvement with the transferred assets, including, but not limited to, servicing, recourse, and restrictions on retained interests) and the gain or loss from sale of financial assets in securitizations. The Company respectfully advises the Staff that the characteristics of the securitization are described in Note 12 – Sales of Receivables. With respect to gain or loss on sale, there is no gain or loss recognized on the transaction as the receivables are sold at fair value (net of a discount to allow for expected losses) and are exchanged for a receivable from Alcan of the same amount.

     Paragraph 17(f)(4) of SFAS 140 requires disclosure of cash flows between the securitization SPE and the transferor, unless reported separately elsewhere in the financial statements or notes (including proceeds from new securitizations, proceeds from collections reinvested in revolving-period securitizations, purchases of delinquent or foreclosed loans, servicing fees, and cash flows received on interests retained). The Company respectfully advises the Staff that such cash flows are included in operating activities in the Company’s statement of cash flows. The related party receivable from Alcan is settled on a net basis with Alcan; therefore, the cash flows from the sale of receivables are included with cash flows from other transactions between the two parties. The Company supplementally advises the Staff that the average cash flows from the sale of receivables range between $2 to $4 million per year for each of 2002 and 2003, which amounts represent the discount for expected losses paid by the Company as discussed in the response to comment 43 below. The amount of the discount fluctuates based on the level of the allowance for doubtful accounts.

Ms. Pamela Ann Long

43.	Please disclose in greater detail the structure of your receivable sales and how you determined that you met the criteria in paragraph 9 of SFAS 140 in treating the amounts you did as sales.

     According to paragraph 9 of SFAS 140, a transfer of financial assets in which the transferor surrenders control over those assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Company sells its third party receivables at fair value (net of a discount to allow for expected losses) to Alcan, with no recourse, in exchange for receivables from Alcan in the same amount. Alcan charges the Company a servicing fee on a monthly basis which the Company in turn charges back to Alcan as it manages the receivables. Alcan sells the receivables to a third party (a bank).

     With respect to the transferred assets: (1) the transferred assets are isolated from the Company and are put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership; (2) the bank as transferee has the right to pledge or exchange the assets that it has received, and no condition both constrains such transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Company; and (3) the Company does not maintain effective control over the receivables through either (a) an agreement that both entitles and obligates the Company to repurchase the receivables before their maturity or (b) the ability to unilaterally cause the bank to return specific assets. Based on the foregoing, the Company believes that the transaction meets the criteria for recognition of a sale under SFAS 140.

Note 15. Property, Plant and Equipment; page F-27

44.	Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, we see from pages F-11 and F-12 that the range of useful lives for your machinery and equipment is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

     The Company believes that separating its property plant and equipment into (1) Land and property rights, (2) Buildings and (3) Machinery and equipment complies with Accounting Principles Board Opinion 12.5 (b), which requires disclosure of the balances of major classes of depreciable assets, by nature or function, at the balance sheet date. The Company supplementally advises the Staff that it does not

Ms. Pamela Ann Long

believe that it could obtain a further breakdown of Machinery and equipment without undue cost and effort.

     The Company respectfully advises the Staff that it believes that given the diversity of the assets used across the different businesses included within the Company, disclosure of useful lives with respect to the categories of buildings and structures, power assets and chemical, smelter and fabricating assets is sufficiently specific.

Note 26. Differences between United States and Canadian . . .; page F-43

45.	Please disclose why adjustment (e) described as joint ventures results in a reduction to cost of sales and operating expenses of $35 million and an addition of depreciation and amortization expenses of $32 million.

     The Company supplementally advises the Staff that under Canadian GAAP, joint ventures are proportionately consolidated to the extent of the Company’s participation. Sales from the Company’s joint ventures in Germany and Brazil to the Company are characterized as intercompany transactions. Accordingly, the revenues and cost of goods sold relating to such sales are eliminated under proportionate consolidation with the residual being the margin on such sales, which is recorded as a reduction of cost of sales and operating expenses. With respect to the adjustment for depreciation and amortization expenses, the Company supplementally advises the Staff that under Canadian GAAP, the Company’s proportionate share of depreciation and amortization expenses with respect to these joint ventures is included in its expenses. In contrast, under U.S. GAAP, the joint ventures are accounted for under the equity method whereby the Company’s share of the joint ventures’ net income is reported as equity income.

Interim Financial Statements; page F-48

46.	Please address the comments above in your interim financial statements as well.

     Please see the responses to comments 33 through 45 above.

Note 11. Related Party Transactions; page F-59

47.	You have trade receivables recorded from Aluminum Norf GmbH at December 31, 2003 and June 30, 2004. Please disclose why there are no sales and operating revenues recorded related to Aluminum Norf GmbH for the year ended December 31, 2003 and the six months ended June 30, 2004.

Ms. Pamela Ann Long

     The Company has revised pages 61, F-4, F-5, F-26, F-46, F-51, F-53, F-63, F-64 and F-69 of the Amendment to reflect the correct classification of receivables from Aluminium Norf GmbH at December 31, 2002, December 31, 2003 and June 30, 2004 as Other receivables and Long-term receivables rather than as Trade receivables.

Exhibits

48.	We note that you plan to file several exhibits by amendment. We will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

     The Company notes the Staff’s comment.

Ms. Pamela Ann Long

     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Sarah P. Payne on (650) 461-5669.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Nudrat Salik Rufus Decker Matt Franker (Securities and Exchange Commission)
David McAusland Roy Millington (Alcan Inc.)
Brian W. Sturgell Geoffrey P. Batt (Novelis Inc.)
Norman M. Steinberg Andrew Bleau (Ogilvy Renault)
Sarah P. Payne (Sullivan & Cromwell LLP)